FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice dated December 23, 2010.

Official Notice

Chief Financial Officer	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

Madrid, December 23, 2010

REPSOL AGREES TO SELL ANOTHER 3.3% OF YPF FOR $500 MILLION

Additionally, agrees to issue warrants for a further 1.63%

•

Repsol reaches an agreement with funds advised by Eton Park Capital Management (“Eton Park”) and funds advised by Capital Guardian Trust Company and Capital International, Inc. (“Capital”) to sell a 1.63% stake in YPF to each.

•	These transactions are part of Repsol’s strategic plan to rebalance its portfolio of assets.

•	The $39/share transactions are in line with the most significant sales carried out in the last few weeks.

•	Additionally, Eton Park acquired warrants to purchase up to an additional 1.63% of YPF, exercisable until January 2012 at $43/share.

•	YPF is Argentina’s largest privately-owned company and one of Latin-America’s leading energy companies.

•	“These transactions help to increase the value of Repsol and bring us closer to achieving one of our key strategic goals,” said Repsol Chairman Antonio Brufau.

Repsol has agreed to sell 3.3% of YPF’s share capital to Eton Park and Capital for $500 million.

The $39/share deal is in line with the most significant sales carried out during the last few weeks with YPF stock.

Eton Park has acquired a 1.63% stake in YPF, for $250 million. Similarly, Capital has acquired an identical stake at the same price.

Additionally, Eton Park acquired warrants to buy, in one or multiple transactions, a further 1.63% of YPF at $43/share. The warrants are exercisable until January 17, 2012.

Official Notice

The shares covered by these private transactions, in the form of American Depositary Shares (ADS), are subject to transfer restrictions and cannot be resold until a possible resale by Eton Park or Capital is registered with the US Securities and Exchange Commission, or pursuant to an exemption from the registration requirements under the US securities laws. Repsol has agreed to cause the resale of the ADS sold in these transactions (including any ADSs underlying the warrants sold to Eton Park), to be registered with the SEC.

After these transactions, YPF’s ownership structure is as follows: Repsol Group (79.84%), Petersen Group (15.46%) and a 4.69% free float.

This process is part of Repsol’s strategy, as laid out in the Horizon 2014 plan, to partially divest in YPF to rebalance its global asset portfolio.

YPF is Argentina’s largest company, the largest investor in the country, the second-largest exporter and one of the biggest employers. It is market-leader in exploration and production, refining and marketing and chemicals and provides more than 30,000 direct and indirect jobs. YPF plays an important social role, contributing permanently with numerous programs to the communities in which it does business.

Repsol has granted Capital a put option to sell the ADS at $39/share in proportion to the amount by which the stock acquired by Capital exceeds 15% of YPF’s public float at December 22, 2011. Given that YPF’s current free float is already 4.7%, an additional 6.2% needs to be sold in the market to avoid the option being exercised. Independently of these transactions, YPF filed a registration statement with the United States’ Securities Exchange Commission (SEC) in November, not yet effective, so that Repsol may sell as much as 15% of YPF shares in the market.

The ADS subject to this transaction have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 23rd, 2010	By:	/s/ Fernando Ramírez
Name: Fernando Ramírez
Title: Chief Financial Officer